Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184377

PROSPECTUS SUPPLEMENT NO. 3

DATED MAY 5, 2014

TO

PROSPECTUS DATED OCTOBER 26, 2012

IMMUNOMEDICS, INC.

This prospectus supplement supplements the prospectus dated October 26, 2012 of Immunomedics, Inc., as amended by prospectus supplement No. 1 dated February 22, 2013 and prospectus supplement No. 2 dated May 2, 2014, relating to the public offering and sale by the Company of shares of our common stock. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE S-10 OF PROSPECTUS SUPPLEMENT NO. 2 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus supplement No. 3 is being filed solely to correct a typographical error which appeared in prospectus supplement No. 2, dated May 2, 2014. The narrative disclosure describing the dilution table included in prospectus supplement No. 2 incorrectly stated the net tangible book value of the Company at December 31, 2013. The dilution table and related disclosure has been amended and restated as follows:

DILUTION

The net tangible book value of our common stock on December 31, 2013 was approximately $28.2 million, or approximately $0.34 per share, based on 83,262,197 shares of our common stock outstanding. Net tangible book value per share represents the amount of our total tangible assets, less our total tangible liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after December 31, 2013, other than the sale of the shares of common stock offered by us under this prospectus supplement and the Prospectus at a price of $3.35 per share and after deducting the estimated underwriting commission and estimated offering expenses payable by us, our net tangible book value at December 31, 2013 would have been approximately $56.2 million, or approximately $0.60 per share. This represents an immediate increase in net tangible book value of approximately $0.26 per share to existing stockholders and an immediate dilution in net tangible book value of $2.75 per share to investors in this offering. The following table illustrates this per share dilution:

Public offering price per share		$3.35
Net tangible book value per share as of December 31, 2013	$0.34
Increase per share attributable to this offering	$0.26

As adjusted net tangible book value per share after this offering
Dilution per share to investors in this offering		$0.60

		$2.75

This table excludes shares of common stock issuable upon exercise of options, warrants and other rights, and the effect of shares of common stock issued, except as indicated above, since December 31, 2013.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value would increase to approximately $0.65 per share, representing an increase to existing stockholders of approximately $0.31 per share, and there would be an immediate dilution of approximately $2.70 per share to new investors.

Except as set forth above, prospectus supplement No. 2 and the prospectus remain unchanged.

The prospectus, together with prospectus supplement No. 2 and this prospectus supplement No. 3, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock. All references in the prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

The date of this prospectus supplement is May 5, 2014.